UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 24, 2012

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 – 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(A PUBLICLY HELD COMPANY)

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS’ MEETING

HELD ON APRIL 24, 2012

Date, time and place: Held on April 24, 2012, at 7:30 pm, by teleconference, at the Company’s headquarters located at Alameda Santos, No. 1357, 6th floor, in the city of São Paulo, State of São Paulo.

Call: The call notice was waived, since all of the members of the Board of Directors in office were present.

Attendance: All members of the Board of Directors of the Company were present: Messrs. José Luciano Duarte Penido (Chairman of the Board of Directors); Alexandre Silva D’Ambrósio; Alexandre Gonçalves Silva; Carlos Augusto Lira Aguiar; Eduardo  Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Julio Cesar Maciel Ramundo; and Raul Calfat.

Board: Mr. José Luciano Duarte Penido — Chairman.

Mrs. Claudia Elisete Rockenbach Leal — Secretary

Agenda: (i) Resolve on (a) the issue price of R$15.83 (fifteen Reais and eighty three centavos) per common share in the context of the primary public offering of shares; and (b) the increase of the share capital of the Company within the limits of its authorized capital; (ii) verify the subscription of the common shares in the context of the primary public offering, (iii) approve the contents of the Brazilian Final Prospectus (“Prospecto Definitivo”) and of the Final Prospectus, and (iv) authorize the Board of Executive Officers of the Company to undertake all necessary acts for the achievement of the Global Offering.

Resolutions: After discussion and analysis of the matters included on the agenda, the following resolutions were passed without reservations and/or qualifications, by the unanimous vote of the members of the Board of Directors:

(a) approve the issue price in the amount of R$15.83 (fifteen Reais and eighty three centavos) per common share, each registered in book-entry form, with no par value, issued by the Company (“Common Shares”), including the form of American Depositary Shares (“ADSs”), represented by American Depositary Receipts (“ADRs”), in the context of the Public Offer of the Primary Distribution of the Common Shares, to be held simultaneously in Brazil, in the non-organized over-the-counter market (“Brazilian Offering”) and abroad (“International Offering”, and together with the Brazilian Offering, “Global Offering”), subject to regsitration with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários — “CVM”), pursuant to CVM Ruling no 400, dated December 29, 2003, as amended (“CVM Ruling 400”), and with the Securities and Exchange Commission - SEC, under the Securities Act of 1933, as amended. The issue price of R$15.83 (fifteen Reais and eighty three centavos) per common share was determined after completion of bookbuilding procedure process (“Bookbuilding Process”), in accordance with Article 23, paragraph 1, and article 44 of CVM Ruling 400, and in accordance with Article 170, paragraph 1, item III, of the the Brazilian Corporate Law, which was carried out by financial institutions hired by the Company to assist in the implementation of the Global Offering, and had as parameters (a) the price of the shares issued by the Company on the Brazilian Stock Exchange — BM&FBOVESPA, (b) the price per each ADS on the New York Stock Exchange (“NYSE”), and (c) the indications of interest, on the basis of the quality of demand (volume and price), gathered from the institutional investors during the Bookbuilding Process. Within the context of the International Offering, the price per ADS was set at US$8.43 (eight US dollars and forty three cents) per ADS represesenting Common Shares (“Price per ADS”). The conversion of the issue price was made based on the exchange rate (PTAX-800, sale) available through the Brazilian Central Bank (Banco Central do Brasil), by

means of its Information System SISBACEN, on the date hereof, at R$1.8780 (one Real and eight seven eight zero centavos). Due to the fact that the Company’s capital increase effected in the context of the Global Offering is set in Reais and the Price per ADS is set in US dollars, any variation in the exchange rate that occurrs prior to the effective payment shall be entered in the Company’s accounts as financial result; (b) after acknowledging the opinion of the Fiscal Council of the Company, approve the increase in the share capital of the Company, within the limits of its authorized capital referred to in the head of Article 6 of the Companys By-Laws and with the exclusion of the preemptive right of the existing shareholders of the Company, pursuant to Article 172 of the Brazilian Corporate Law, in the amount of R$1,361,380,000.00, (one billion, three hundred and sixty one million, three hundred and eighty thousand Reais) increasing the Company’s capital from R$8,379,397,179.59 (eight billion, three hundred and seventy nine million, three hundred and ninety seven thousand, one hundred and seventy nine Reais and fifty nine centavos) to R$9,740,777,179.59 (nine billion, seven hundred and forty million, seven hundred and seventy seven thousand, one hundred and seventy nine Reais and fifty nine centavos), through the issuance of 86,000,000 (eighty six million) Common Shares at a price of R$15.83 (fifteen Reais and eighty three centavos) per share. The Common Shares and the ADSs issued in accordance with the capital increase confer to their respective holders, from the date of the settlement of the Global Offering, the same rights conferred to the current holders of the outstanding Common Shares and ADSs, as provided for in the Company’s By-Laws, including the right to receive in full the dividends decalred by the Company; (c) verified the subscription of Common Shares in the Global Offering, within the capital increase approved in the item above, the capital stock of the Company shall be represented by 553,934,646 (five hundred and fifty three million, nine hundred and thirty four thousand, six hundred and forty six) Common Shares; (d) approve the entire contents of the Brazilian Final Prospectus dated on the date hereof, to be used in the Brazilian Offering and the Final Prospectus, dated on the date hereof, to be used in the International Offering; and (e) reiterate the authorization conferred to the Executive Board of Officers of the Company to undertake all the necessary acts for the completion of the Global Offering, including the conclusion of all contracts and documents necessary for such completion of the Global Offering.

Closure: There being nothing else to address, the meeting was closed, these minutes were drawn up, which read and found to be accurate, was approved and signed by all present. Attendance: José Luciano Duarte Penido (Chairman of the Board of Directors); Alexandre Silva D’Ambrósio; Alexandre Gonçalves Silva; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Julio Cesar Maciel Ramundo; and Raul Calfat; and Claudia Elisete Rockenbach Leal — Secretary.

São Paulo, April 24, 2012.

We hereby certify that this is a true copy of the minutes of the Extraordinary Meeting of the Board of Directors held on April 24, 2012 recorded at the proper book.

José Luciano Duarte Penido
Chairman

Claudia Elisete Rockenbach Leal
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2012

Fibria Celulose S.A.

	By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	CFO and IRO